UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COBIZ INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19089710

(CUSIP Number)

Steven Bangert
821 Seventeenth Street
Denver, Colorado  80202
(303) 293-2265

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19089710

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven Bangert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,111,752 (1)

	8.	Shared Voting Power 309,351 (2)

	9.	Sole Dispositive Power 1,111,752 (1)

	10.	Shared Dispositive Power 309,351 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,421,103 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.97%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 996,104 shares held directly by Mr. Bangert and (b) 115,648 shares that are subject to acquisition upon exercise of options that are exercisable within 60 days of January 23, 2007.

(2) Includes (a) 68,966 shares that are held by Mr. Bangert’s wife, and (b) 240,385 shares that are held by Bangert Family Partnership, LLP, a family limited partnership, of which Mr. Bangert is the general partner. Does not include 1,251,839 shares that are held by the estate of Howard R. Ross, the estate of a former CoBiz Inc. director for which Mr. Bangert serves as a co-executor. Mr. Bangert does not have the power to individually vote or dispose of such shares owned by the estate of Howard R. Ross.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

STEVEN BANGERT

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

COBIZ INC.

Steven Bangert (“Mr. Bangert” or the “Reporting Person”), originally filed a Statement on Schedule 13D (the “Original Statement”) on October 7, 2002, with respect to the common stock, par value $0.01 per share (“Common Stock”), of CoBiz Inc., a Colorado corporation (“CoBiz” or the “Issuer”).  The Reporting Person is filing this Amendment No. 1 (the “Amendment”) to report his  disposition of certain shares of Common Stock.  Capitalized terms used but not otherwise defined herein have the respective meanings given to such terms in the Original Statement.

Item 1.	Security and Issuer
No revisions.

Item 2.	Identity and Background
Item 2 of the Original Statement is hereby amended and restated in its entirety as follows:

The reporting person is Steven Bangert, a United States citizen, who is Chairman of the Board and Chief Executive Officer of CoBiz.  Mr. Bangert’s principal office and business address are 821 17th Street, Denver, CO 80202.

During the last five years, Mr. Bangert has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Statement is hereby amended and supplemented to include the following:

On January 18, 2007, the Reporting Person entered into a purchase agreement (the “Purchase Agreement”) with the Issuer and certain additional selling shareholders and Keefe, Bruyette & Woods, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated (collectively, the “Underwriters”), pursuant to which on January 24, 2007, the Reporting Person and certain related entities sold the shares of Common Stock indicated below to the Underwriters at $19.7505 per share (with a public offering price of $20.90 per share).  These selling shareholders also provided the Underwriters with an option to purchase the additional shares indicated below to cover over-allotments, which option was exercised in full on February 15, 2007 and the shares of Common Stock subject to the option were sold to the Underwriters on February 20, 2007.

	Shares beneficially owned prior to the offering		Shares sold in the offering on January 24, 2007 (not including shares subject to the over-	Shares sold on February 20, 2007 in the over-allotment option exercise (not including shares sold in the initial offering on	Shares beneficially owned after the offering and the full exercise of the over-allotment option
Name and address of owner (1)	Number	Percent (2)	allotment option)	January 24, 2007)	Number	Percent (3)
Steven Bangert (4)	1,721,103	7.54%	180,205	119,795	1,421,103	5.97%
Hawthorne Colorado, Inc. (5)	685,687	3.00%	685,687	0	—	0.00%
Remount Capital, LLC (6)	194,596	0.85%	194,596	0	—	0.00%

(1)             The address of each of the above-named shareholders c/o CoBiz Inc., 821 Seventeenth Street, Denver, Colorado 80202.

(2)             Percentage ownership has been calculated based on 22,711,362 shares of common stock that were issued and outstanding as of January 23, 2007, plus, in the case of each person and group, any shares that the person or the group has the right to acquire within 60 days of January 23, 2007 (but excluding any shares that any other person or group has the right to acquire).

(3)             Based upon an aggregate of 23,686,362 shares outstanding after completion of the offering, plus, in the case of each person and group, any shares that the person or the group has the right to acquire within 60 days of January 23, 2007 (but excluding any shares that any other person or group has the right to acquire).

(4)             Includes 1,296,104 shares owned directly by Mr. Bangert prior to the offering; 240,385 shares held by Bangert Family Partnership, LLP, a family limited partnership, of which Mr. Bangert is the general partner; 68,966 shares held by Mr. Bangert’s wife; and 115,648 shares that are subject to options which are exercisable by Mr. Bangert within 60 days of January 23, 2007. Does not include 1,251,839 shares held by the estate of Howard R. Ross, the estate of a former CoBiz director for which Mr. Bangert serves as a co-executor. Mr. Bangert does not have the power to individually vote or dispose of such shares owned by the estate of Howard R. Ross. Also does not include shares beneficially owned as a result of Mr. Bangert’s ownership interest in Hawthorne Colorado, Inc. and Remount Capital, LLC (see notes 5 and 6 below). All of the shares sold in the offering by Mr. Bangert individually were owned directly by Mr. Bangert.

(5)             Hawthorne Colorado, Inc. is an entity controlled jointly by Mr. Bangert and the estate of Howard R. Ross.

(6)             Remount Capital, LLC is an entity controlled jointly by Mr. Bangert and the estate of Howard R. Ross.

As a result of the dispositions reported in this Amendment, Remount Capital, LLC and Hawthorne Colorado, Inc., each of which were included as Reporting Persons in the Original Statement, are no longer subject to the reporting requirements of Securities Exchange Act of 1934 Rule 13d-1 with respect to Common Stock of the Issuer.

Item 4.	Purpose of Transaction
Item 4 of the Original Statement is hereby amended and supplemented to include the following:

On January 24, 2007 and February 20, 2007, the Reporting Person and certain related entities sold the shares of Common Stock pursuant to the Purchase Agreement described in Item 3 of this Amendment, which description is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

Mr. Bangert beneficially owns an aggregate of 1,421,103 shares of Common Stock. Of those shares, Mr. Bangert has sole voting and dispositive power over 1,111,752 shares, consisting of: (a) 115,648 shares that are subject to acquisition upon exercise of options that are exercisable within 60 days of January 23, 2007 and (b) 996,104 shares that are owned directly by Mr. Bangert.  In addition, Mr. Bangert has shared voting and dispositive power over 309,351 shares, consisting of (i) 68,966 shares that are held by Mr. Bangert’s wife, and (ii) 240,385 shares that are held by Bangert Family Partnership, LLP, a family limited partnership, of which Mr. Bangert is the general partner. The beneficial ownership information for Mr. Bangert does not include 1,251,839 shares held by the estate of Howard R. Ross, the estate of a former CoBiz director for which Mr. Bangert serves as a co-executor. Mr. Bangert does not have the power to individually vote or dispose of such shares owned by the estate of Howard R. Ross.

As a result of the dispositions described in Item 3 of this Amendment, the Reporting Person’s beneficial ownership (not including shares beneficially owned as a result of the

Reporting Person’s ownership interest in Hawthorne Colorado, Inc. and Remount Capital, LLC, see notes 5 and 6 to the table provided in Item 3 above) has decreased from approximately 7.54% to approximately 5.99% of the outstanding Common Stock.

All transactions in Common Stock by Mr. Bangert within the last 60 days are reflected in Item 3 of this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Statement is hereby amended and supplemented to include the following:

On January 24, 2007 and February 20, 2007, the Reporting Person and certain related entities sold the shares of Common Stock pursuant to the Purchase Agreement described in Item 3 of this Amendment, which description is incorporated herein by reference.

In connection with the sales made pursuant to the Purchase Agreement, the Reporting Person and the other selling shareholders entered into a registration agreement, specifying the terms and conditions for their participation in the offering.  The registration agreement provides that, subject to certain stated exceptions, the Reporting Person and the other selling shareholders will pay their pro rata portion of all costs and expenses incident to their participation in the offering (such as registration fees, printing fees and attorneys’ and accountants’ fees).  The registration agreement provides that the Issuer will indemnify the Reporting Person against certain liabilities, including liabilities under the Securities Act of 1933, and that the Reporting Person will indemnify the Issuer against certain liabilities, including liabilities under the Securities Act of 1933.  The Purchase Agreement provides that the Reporting Person has certain obligations to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and that the Underwriters have certain obligations to indemnify the Reporting Person against certain liabilities, including liabilities under the Securities Act of 1933.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Original Statement is hereby amended and supplemented to include the following:

Exhibit No.	Description

(1)

Purchase Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein and Keefe, Bruyette & Woods, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated (Incorporated herein by reference to Exhibit 1.1 of the Form 8-K filing made by CoBiz Inc. on January 24, 2007).

(2)

Registration Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein (Incorporated herein by reference to Exhibit 4.14 of the Form S-3/A filing made by CoBiz Inc. on January 5, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2007
Date
/s/ STEVEN BANGERT
Signature
Steven Bangert
Name/Title

EXHIBIT INDEX

Exhibit No.	Description

(1)

Purchase Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein and Keefe, Bruyette & Woods, Inc., RBC Capital Markets Corporation and Stifel, Nicolaus & Company, Incorporated (Incorporated herein by reference to Exhibit 1.1 of the Form 8-K filing made by CoBiz Inc. on January 24, 2007).

(2)

Registration Agreement dated January 18, 2007 among CoBiz Inc., the Reporting Person and other additional selling shareholders named therein (Incorporated herein by reference to Exhibit 4.14 of the Form S-3/A filing made by CoBiz Inc. on January 5, 2007).